Form N-SAR

Sub Item 77M
Mergers
33-63212, 811-7736

International Growth Portfolio was the surviving fund in a reorganization, the circumstances and details of which are contained in an Agreement and Plan of Reorganization dated April 30, 2008. On that date, all of the assets and liabilities of Foreign Stock Portfolio were transferred to International Growth Portfolio. The Agreement and Plan of Reorganization was approved by the Trustees of Janus Aspen Series at a meeting held on February 25, 2008. The transaction was completed, pursuant to Rule 17a-8, without the requirement of a shareholder vote.